UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Cook Incorporated (“Cook”) has launched an educational website for consumers about peripheral arterial disease (PAD), including details about its new drug-coated stent clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 6, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, October 06, 2005

Launch of Zilver® PTX™ Drug-Eluting Stent Website

Site provides information about drug-eluting peripheral stent in clinical trials

VANCOUVER, BC, October 6, 2005 – Angiotech Pharmaceuticals, Inc.’s (NASDAQ: ANPI, TSX: ANP) corporate partner Cook Incorporated (“Cook”) today announced that it has launched an educational website for consumers about peripheral arterial disease (PAD), including details about its new drug-coated stent clinical trial.

The website, www.zilverptxtrial.com, includes information about symptoms, prevention and treatment of PAD. Consumers also can download information to determine with their physicians whether they may be eligible to participate in a worldwide clinical trial testing the safety and effectiveness of the Zilver® PTX™ Drug-Eluting Stent. This is the first-ever clinical trial to test a paclitaxel-eluting stent to treat PAD.

Peripheral arterial disease is similar to coronary artery disease in that fatty deposits build up in the arteries and block blood flow. The difference is that PAD affects arteries outside the heart and brain, including arteries leading from the heart to the legs, arms, stomach or kidneys. PAD affects approximately 10 million Americans each year; untreated it can result in pain when walking and can lead to gangrene and amputation.

“Cook is pioneering the development of drug-eluting stents to treat diseases outside the heart and is committed to helping consumers understand the technology and the disease – PAD – it currently is in clinical trials to treat,” said Kem Hawkins, president of Cook Incorporated. “Not every patient will be a candidate for Cook’s clinical trial, but we’re certain consumers will find information on the website that will help them discuss with their physician the best treatment.”

The Zilver PTX clinical trial is designed to determine the safety and effectiveness of the Zilver PTX paclitaxel-eluting stent to clear blockages above the knee in the femoropopliteal artery (the major artery in the thigh). The stent, a small metal device that acts like a scaffold, is used to prop open the blocked arteries. But in many cases, arteries can become blocked again over time as scar tissue forms around the implanted stent. To prevent the renarrowing of the artery, the Zilver PTX stent is coated with paclitaxel, a drug approved for clinical use as an anti-cancer agent and used successfully with coronary stents to reduce the risk of renarrowing of the artery.

The Zilver PTX trial is being conducted in medical facilities around the world and compares the safety and effectiveness of the drug-eluting stent to standard PAD interventions. The Web site includes details about clinical trial sites, including location and contact information. This allows patients to determine if this clinical trial is being performed at a nearby hospital.

The Zilver PTX stent is an investigational device not approved for sale in the United States.

Cook Inc. holds a co-exclusive license from Angiotech for the use of paclitaxel in the peripheral vascular and gastrointestinal fields of use.

The world's largest privately held medical device manufacturer with international headquarters in Bloomington, Ind., COOK® (www.cookmedical.com) is a leading designer, manufacturer and global distributor of minimally invasive medical device technology for diagnostic and therapeutic procedures.

Since its founding in 1963, Cook has created innovative technologies for stents and stent-grafts, catheters, wire guides, introducer needles and sheaths, embolization coils, medical biomaterials, vena cava filters, implanted cardiac lead extraction equipment and other minimally invasive medical devices.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354,

Email: wendyc@wagged.com